SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Ratio change of GOL’s ADSs to preferred shares

São Paulo, February 25, 2016 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B-, Fitch: CCC, Moody’s: Caa1), the largest low-cost and best-fare airline in Latin America, hereby announces that it will change the ratio of its American Depositary Shares ("ADSs") to preferred shares ("Shares") from 1 (one) ADS to 1 (one) Share (1 ADS: 1PN) to one ADS to 10 (ten) Shares. GOL has received the approval of the Brazilian Securities Commission (“CVM”) and the effective date of the ratio change is expected to be February 26, 2016.

The ratio change will not affect holders of common and preferred shares. No new shares will be issued by the Company and GOL’s ADSs will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbol "GOL".

The procedure for the ratio change will be implemented by Citibank, N.A. acting as the ADS Depositary. The ADS Depositary submitted to the U.S. Securities and Exchange Commission (“SEC”) on January 26, 2016 a form of the Amendment No. 1 to Deposit Agreement and of the form of ADR that reflects the new ADS-to-Share ratio under cover of Post-Effective Amendment No. 1 to Registration Statement on Form F-6.  A copy of such filing is available from the SEC’s website at www.sec.gov under Registration Number 333-175973. The full text of the documents regarding approval of the ratio change, including the approval at the Board of Directors meeting dated December 18, 2015, is also available to any interested parties at GOL’s head office or on the websites of GOL, the BM&FBOVESPA, the CVM, and the SEC.

As a result of the ratio change, the ADS price is expected to automatically increase proportionally. However, the Company can give no assurance that the post-change ADS price will be equal to or greater than the pre-change ADS price multiplied by the ratio.

The effect on the ADS price should take place on February 26, 2016. GOL believes that the ratio change is in the best interests of its shareholders as it will assist GOL in regaining compliance with the minimum average closing price required for continued listing standard of the NYSE. However, the Company can give no assurance that this goal will be achieved upon the effectiveness of the ratio change.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 900 daily flights to 68 destinations, 13 international, in South America and the Caribbean, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,192 cities in Brazil and more than 47 countries and 90 foreign destinations through international partnerships. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.